Exhibit I

بسم الله الرحمن الرحيم

Re: Mysk Orlando Growth Fund LLC's Regulation CF Crowdfunding Offering

Date: 21JUNE24

Al-salam Alaikum wa Rahmatullah,

As ethical and religious counsel to Caravan Funds, I have reviewed Mysk Orlando Growth Fund LLC's Regulation CF Crowdfunding Offering to ensure its adherence to Sharia principles. This letter serves to confirm that the offering, its documents, and related transactions are in harmony with the rules, regulations, conventions, and parameters of Islamic financial principles as established by classical Islamic scholarship, considering the context of their application.

I.   DOCUMENTS REVIEWED AND MATTERS CONSIDERED

I have examined the following documents as provided by Mysk Orlando Growth Fund LLC:

1. Form C_EDGAR-1a_e141608_Mysk Orlando Growth Fund LLC.docx
2. EXHIBIT A. Risks of Investing - Mysk Orlando Growth Fund LLC.pdf
3. EXHIBIT B. Investment Agreement - Mysk Orlando Growth Fund LLC.pdf
4. EXHIBIT C. LLC Agreement - Mysk Orlando Growth Fund LLC.pdf
5. EXHIBIT D. Mysk Orlando Growth Fund LLC Financial Statements (audited) - 2024.05.22.pdf
6. EXHIBIT E. Zafir Rashid, NCPS_Bad_Actor_Report.pdf
7. EXHIBIT F. Test The Water.pdf
8. EXHIBIT G. PER FORMA FINANCIAL PROJECTION FOR MYSK GROWTH FUND.pdf
9. EXHIBIT H. LISTED PRICE FOR MYSK CONDOMINIUMS.pdf

The matters considered while reviewing these documents include but are not limited to the use of the documents for the Mysk Orlando Growth Fund LLC as a vehicle for the purchase, leasing, and sale of new construction condominiums as an investment vehicle.

II.   BACKGROUND

Based on the above the structure used for Mysk Orlando Growth Fund LLC is as follows:

1. Mysk Orlando Growth Fund LLC, a Delaware LLC, offers limited liability company interests via their public REG CF Offering.

2. The Offering is listed through Caravan Funds (www.caravanfunds.com), an SEC-registered, non-broker-dealer member of FINRA.

3. Investors purchase Class A Shares at $1000 per share, becoming parties to the LLC Agreement governing the company under Delaware law.

4. Investors have the right to cancel under certain conditions, and the Company can reject subscriptions according to the SEC regulations for Reg CF.

5. The Company will invest the raised funds in purchasing 1-14 condominium units in Orlando, Florida, from an affiliate of the Manager, at a 12% discount to pre-construction prices.

6. The units are part of the Mysk Hotel and Condominium Resort within the Everest Place master-planned community.
7. The Company will lease the units for 2-5 years as vacation rentals, managed by EICON FLORIDA RENTAL MGR, LLC, and then sell them, subject to market conditions.
8. The purchase will be made in cash as per Florida law applicable to New Construction Condominiums.
9. The Company will allocate income, gains, losses, deductions, and expenses to follow cash distributions, ensuring each Member's capital account aligns with their entitled amount upon liquidation.
10. Upon liquidation, proceeds from the sale of units and assets will pay off liabilities, and remaining funds will be distributed to Members based on their capital account balances, reflecting their share of profits and losses.

In summary, this is an investment in Mysk Orlando Growth Fund LLC, a Delaware LLC that will purchase and lease condominium units in Orlando, Florida. Investors purchase Class A Shares, and profits, losses, and distributions are allocated based on the LLC Agreement. Upon liquidation, proceeds will be distributed to Members after paying liabilities. The investment is governed by an Investment Agreement and the LLC Agreement, with disputes settled through arbitration. The required company disclosure is published in SEC and can be found there and on the Carvan Funds site.

III.   OPINION

Based on our review of the foregoing and subject to the assumptions, qualifications, and limitations set forth herein, it is our opinion that, as of the date of this letter, the Mysk Orlando Growth Fund LLC offering meets the standard for Shariah Compliance. Investment in this Fund is akin to a partnership (Musharaka) and an Investment Agency (Wakala Bil Istithmar) Agreement as laid out in classical fiqh manuals and modern standards like the AAOIFI standards.

IV.   USE OF THIS LETTER

This opinion is provided for the benefit of the platform's investors. It may not be used or relied upon by others, nor shared without our written consent. The opinions here are limited to those expressly stated and should not be inferred beyond what is written.

Signed,

Joe W. Bradford
Shariah Advisor
JoeBradford.net